SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 14D-9F/A
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c)
THEREUNDER
__________

Oromin Explorations Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or Organization)

Oromin Explorations Ltd.
(Name of Persons Filing Statement)

Common Shares, no par value*
(Title of Class of Securities)

687082107
(CUSIP Number of Class of Securities)

Ian Brown
Chief Financial Officer
Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Canada
(604) 331-8772
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Daniel M. Miller Dorsey & Whitney LLP 1605 – 777 Dunsmuir Street Vancouver, B.C. V7Y 1K4 Canada (604) 687-5151-	Copies to:	Peter McArthur Kevin Sorochan Miller Thomson LLP Robson Court 1000 – 840 Howe Street Vancouver, B.C. V6Z 2M1 Canada (604) 687-2242

* Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan of Oromin Explorations Ltd.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

This Amendment No. 1 to Schedule 14D-9F amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (the “Original Filing”) initially filed with the U.S. Securities and Exchange Commission on July 5, 2013 by Oromin Explorations Ltd.

A Supplementary Directors’ Circular (as defined below) to the Circular (as defined below) of Oromin Explorations Ltd. is being mailed to holders of Oromin Exploration Ltd.’s common shares.

Item 1. Home Jurisdiction Documents

  Directors’ Circular, dated July 3, 2013, of Oromin Explorations Ltd. (the “Circular”) (previously filed as part of the Original Filing)

  Supplementary Directors’ Circular, dated July 29, 2013, of Oromin Explorations Ltd. (the “Supplementary Circular”).

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the outside front cover page of the Circular and the Supplementary Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Teranga Offer you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Georgeson Shareholder Communications Canada Inc. (“Georgeson”), our Information Agent, at Toll Free (North America): 1-866-656-4123 or Outside North America Call Collect: 1-781-575-2457 or Email: askus@georgeson.com.

SUPPLEMENTARY DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE VARIED OFFER BY

TERANGA GOLD CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES
(together with the associated rights issued under the shareholder rights plan) OF

OROMIN EXPLORATIONS LTD.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE IMPROVED TERANGA OFFER AND TENDER THEIR COMMON SHARES TO THE IMPROVED TERANGA OFFER.

This Supplementary Directors’ Circular relates to and supplements certain of the information contained in the Directors’ Circular dated July 3, 2013 issued by the Board of Directors with respect to the initial offer made by Teranga Gold Corporation on June 19, 2013, as varied and extended on July 22, 2013. This Supplementary Circular should be read in connection with the Directors’ Circular dated July 3, 2013 and the Teranga Notice of Change, Variation and Extension dated July 26, 2013.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Improved Teranga Offer is made for the securities of a foreign issuer and while the Improved Teranga Offer is subject to disclosure requirements of Canada, the country in which Teranga is incorporated, holders of common shares of Oromin (“Shareholders”) should be aware that these requirements are different from those of the United States. The financial statements of Oromin are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Oromin is incorporated in Canada and that some or all of its officers and directors are residents of a foreign country.

July 29, 2013

QUESTIONS AND ANSWERS ABOUT THE CHANGE IN RECOMMENDATION

Why am I receiving this Supplementary Circular?

On July 3, 2013, the Board of Directors (the “Board of Directors”) of Oromin Explorations Ltd. (“Oromin” or the “Company”) issued a directors’ circular (the “Initial Circular”) in respect of the offer made by Teranga Gold Corporation (“Teranga”) on June 19, 2013 (the “Original Teranga Offer”) to acquire all of the issued and outstanding common shares of Oromin (the “Oromin Shares’), other than Oromin Shares held directly and indirectly by Teranga and its affiliates, including Oromin Shares that may become outstanding upon the conversion, exchange or exercise of outstanding options or other rights to acquire Oromin Shares together with the associated rights issued and outstanding under the shareholder rights plan of the Company. The Initial Circular contained no recommendation of the Board of Directors in respect of the Original Teranga Offer and advised Shareholders to take no action in respect of the Original Teranga Offer until the Board of Directors further communicated to Shareholders prior to the Expiry Time (as defined herein).

On July 22, 2013, Oromin entered into a support agreement (the “Support Agreement”) with Teranga, pursuant to which Teranga agreed to make the Improved Teranga Offer (as defined herein), subject to the terms and conditions set forth in the Support Agreement. Pursuant to the Support Agreement, Oromin agreed to prepare this Supplementary Circular containing the Board of Directors’ UNANIMOUS recommendation that Shareholders ACCEPT the Improved Teranga Offer.

What is the Improved Teranga Offer?

Teranga is offering to purchase all of the issued and outstanding Oromin Shares (the “Improved Teranga Offer”), other than Oromin Shares held directly and indirectly by Teranga and its affiliates for consideration of 0.60 of a common share of Teranga (a “Teranga Share”) for each Oromin Share held. The Improved Teranga Offer represents an increase of 0.018 of a Teranga Share per Oromin Share from the Original Teranga Offer made on June 19, 2013. The Improved Teranga Offer, based on Teranga's volume-weighted average trading price for the 20 trading days ending on July 26, 2013, the last trading day prior to the date hereof, represents a premium of approximately 52% over the closing price of Oromin Shares on May 31, 2013, the last trading day prior to the date upon which Teranga first announced its intention to make the Original Teranga Offer, and a premium of approximately 21% over the volume-weighted average trading price of Oromin Shares for the 20 trading days ending on May 31, 2013.

Should I accept or reject the Improved Teranga Offer?

The Board of Directors UNANIMOUSLY recommends that Shareholders ACCEPT the Improved Teranga Offer and TENDER their Oromin Shares. Each of Oromin’s directors and officers has entered into a Lock-Up Agreement pursuant to which he or she is obligated to accept the Improved Teranga Offer.

How do I accept the Improved Teranga Offer?

Teranga has indicated that if you are registered Shareholder, you can accept the Improved Teranga Offer by delivering to Teranga’s depositary, Kingsdale Shareholders Services Inc. (the “Depositary”), before the expiration of the Improved Teranga Offer: (a) the certificate(s) representing the Oromin Shares in respect of which the Improved Teranga Offer is being accepted; (b) a letter of transmittal (“Letter of Transmittal”) accompanying the notice of change, variation and extension dated July 26, 2013 prepared by Teranga in relation to the Improved Teranga Offer (the “Notice of Change, Variation and Extension”) (or a manually signed facsimile thereof) properly completed and executed in accordance with the instructions set out in the Letter of Transmittal accompanying the Notice of Change, Variation and Extension; and (c) all other documents required by the instructions set out in the Letter of Transmittal. In addition, Teranga has indicated that if you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to Teranga’s depositary the notice of guaranteed delivery accompanying the Notice of Change, Variation and Extension (or a manually signed facsimile thereof), provided you are able to fully comply with its terms. Shareholders may also accept the Improved Teranga Offer by following the procedures for book-entry transfer established by CDS Clearing and Depository Services Inc. provided that a book-entry confirmation through CDSX is received by the Depositary at its office specified in the Letter of Transmittal at or prior to the Expiry Time.

If your Oromin Shares are held with a bank, broker or other financial intermediary, please contact your bank, broker or other intermediary to instruct them to tender your Oromin Shares to the Improved Teranga Offer.

See the Original Teranga Offer, “Manner for Acceptance”.

I previously tendered my Oromin Shares. Do I need to do anything to accept the Improved Teranga Offer?

No. Assuming that you properly followed the procedures described under the heading “Manner for Acceptance” in the Original Teranga Offer and properly completed, duly executed and delivered the Letter of Transmittal as required by the instructions set out therein, and did not subsequently withdraw the Oromin Shares you tendered, you do not need to do anything to accept the Improved Teranga Offer with respect to the previously tendered Oromin Shares.

Why does the Board of Directors believe that the Improved Teranga Offer should be accepted?

The Board of Directors, after consultation with its financial and legal advisors and upon receipt of the unanimous recommendation of the Special Committee (as defined herein), has unanimously determined that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and that the Improved Teranga Offer is in the best interests of Oromin. In reaching its decision to recommend that Shareholders ACCEPT the Improved Teranga Offer, the Board of Directors considered a number of factors, including the following:

  Having run an extensive auction process during which over 25 companies were contacted, following which a number of companies conducted due diligence and engaged in discussions with the Company, the Improved Teranga Offer is the best alternative available.

  The Improved Teranga Offer represents improved value to Shareholders relative to the Original Teranga Offer.

  RBC Capital Markets has provided the Fairness Opinion (as defined herein) to the Special Committee and the Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid received by Shareholders under the Improved Teranga Offer is fair, from a financial point of view, to Shareholders (other than Teranga).

  There is greater certainty to the Improved Teranga Offer.

  The Improved Teranga Offer is less conditional than the Original Teranga Offer.

  The Board of Directors has preserved the ability to respond to unsolicited Superior Proposals.

The reasons for the unanimous recommendation of the Board of Directors are described in further detail on pages 2 to 4 of this Supplementary Directors’ Circular. Each of the directors and officers of Oromin (who hold or exercise control or direction over an aggregate of approximately 8.1% of the Oromin Shares) has indicated to Oromin, as of the date of this Supplementary Directors’ Circular, his or her intention to ACCEPT the Improved Teranga Offer.

Each of the directors and officers of Oromin, along with IAMGOLD Corporation, who collectively hold or exercise control or direction over an aggregate of approximately 19.8% of the Oromin Shares,

have entered into lock-up agreements (each, a “Lock-Up Agreement”) with Teranga pursuant to which they have each agreed to deposit all Oromin Shares held by them to the Improved Teranga Offer, subject to the terms and conditions of the Lock-Up Agreements.

How long do I have to decide whether to tender to the Improved Teranga Offer?

You have until the expiry time of the Improved Teranga Offer to tender your Oromin Shares. The Improved Teranga Offer is scheduled to expire at 9:00 p.m. (Toronto time) on August 6, 2013 (the “Expiry Time”), unless it is extended. See “Time for Acceptance” in the Notice of Change, Variation and Extension. If your Oromin Shares are held by a bank, broker or other financial intermediary, your intermediary may require that you provide earlier instructions to allow them sufficient time to tender your Oromin Shares in advance of the Expiry Time.

If I accept the Improved Teranga Offer, when will I receive my Teranga Shares?

If all of the conditions of the Improved Teranga Offer are satisfied or, where permitted, waived by Teranga at or prior to the Expiry Time, Teranga will become obligated to take up and pay for all deposited Oromin Shares that have not been properly withdrawn from the Improved Teranga Offer not later than 10 days after the Expiry Time. Any Oromin Shares taken up will be paid for by the issuance of Teranga Shares as soon as possible, and in any event not later than three business days after taking up the Oromin Shares. Any Oromin Shares deposited under the Improved Teranga Offer after the date on which Oromin Shares are first taken up by Teranga under the Improved Teranga Offer prior to the Expiry Time will be taken up and paid for not later than 10 days after such deposit. See the Original Teranga Offer “Take-Up of and Payment for Deposited Oromin Shares”.

Who do I ask if I have more questions?

The Board of Directors recommends that you carefully read the information contained in this Supplementary Circular. ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT RETAINED BY OROMIN:

North American Toll Free Number: 1-866-656-4123
Outside North America Call Collect: 1-781-575-2457
Email: askus@georgeson.com

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
DIRECTORS’ UNANIMOUS RECOMMENDATION	2
REASONS FOR RECOMMENDATION	2
BACKGROUND TO THE IMPROVED TERANGA OFFER	4
AGREEMENTS RELATED TO THE IMPROVED TERANGA OFFER	6
FAIRNESS OPINION	13
OWNERSHIP OF SECURITIES OF OROMIN	14
INTENTIONS OF DIRECTORS AND OFFICERS	14
PRINCIPAL SHAREHOLDERS	14
TRADING IN SECURITIES OF OROMIN	14
ISSUANCES OF SECURITIES OF OROMIN	14
OWNERSHIP OF SECURITIES OF TERANGA	15
RELATIONSHIP BETWEEN TERANGA AND THE DIRECTORS AND OFFICERS OF OROMIN	15
ARRANGEMENTS BETWEEN OROMIN AND ITS DIRECTORS AND OFFICERS	15
INTERESTS OF DIRECTORS AND OFFICERS OF OROMIN IN MATERIAL TRANSACTIONS WITH TERANGA	15
NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES	15
AVAILABILITY OF DISCLOSURE DOCUMENTS	16
CURRENCY	16
ENQUIRIES	16
NO MATERIAL CHANGES	17
OTHER MATERIAL INFORMATION	17
ADDITIONAL INFORMATION	17
STATEMENT OF RIGHTS	17
APPROVAL OF SUPPLEMENTARY DIRECTORS’ CIRCULAR	17
CONSENT OF RBC CAPITAL MARKETS	18

CERTIFICATE	19
APPENDIX A	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Supplementary Directors’ Circular contains “forward-looking statements” and “forward-looking information” under Canadian securities laws. These statements refer to future events and include information concerning the Varied Offer (as defined herein) and the business operations, prospects and financial performance of Oromin (as defined herein), which are subject to certain risks, uncertainties and assumptions. All statements other than statements of historical fact may be forward-looking statements. Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. The forward-looking information contained in this Supplementary Directors’ Circular is based on the reasonable expectations and beliefs of management of Oromin as at the date of this Supplementary Directors’ Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Oromin and the industry in which it operates. Such assumptions, include, but are not limited to: assumptions regarding the Varied Offer and the value of Oromin’s assets, in particular its interest in OJVG (as defined herein); the development of the OJVG Gold Project (as defined herein) within the timelines anticipated and at anticipated production levels; planned exploration and development activities; the adequacy of Oromin’s financial resources; the accuracy of Oromin’s financial projections; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold and other metals; the strength of the economic fundamentals of gold relative to base metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; the risk of changes in laws, rules and regulations applicable to Oromin; OJVG’s and Teranga’s relationships with the Government of Sénégal; actions to be taken by the Government of Sénégal; the risks relating to Teranga’s properties; the risks related to the Bendon Litigation (as defined herein) and the opposition of Bendon (as defined herein) to the Teranga Offer; and satisfaction of the conditions to the Varied Offer. Although management of Oromin believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Supplementary Directors’ Circular and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, but are not limited to; the risk that some or all of the assumptions on which forward-looking statements are based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected; that development and production inputs will become less available than expected; that the price of gold will decline; that mineral reserves or mineral resources are not as estimated; that actual costs or actual results of reclamation activities are greater than expected; that actual grades or recovery rates are lower than expected; the risk of unexpected occurrences that affect development of the OJVG Gold Project, including failure or disruption to equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates and the occurrence of accidents and the risks set forth in Oromin’s Annual Information Form dated May 28, 2013 which is available under Oromin’s profile on SEDAR (as defined herein) at www.sedar.com. You should not place undue reliance on any forward-looking statements contained in this Supplementary Directors’ Circular.

Oromin specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law. All forward looking statements herein are qualified by this cautionary statement. These forward-looking statements should not be relied upon as representing Oromin’s views as of any date subsequent to the date of this Supplementary Directors’ Circular.

DIRECTORS’ UNANIMOUS RECOMMENDATION

The Board of Directors, after consultation with its financial and legal advisors, has unanimously determined that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and that the Improved Teranga Offer is in the best interests of Oromin.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE IMPROVED TERANGA OFFER AND TENDER THEIR OROMIN SHARES TO THE IMPROVED TERANGA OFFER.
EACH OF THE DIRECTORS AND OFFICERS OF OROMIN HAS INDICATED HIS OR HER INTENTION TO ACCEPT THE IMPROVED TERANGA OFFER.

REASONS FOR RECOMMENDATION

The Board of Directors, after consultation with its financial and legal advisors and upon receipt of the unanimous recommendation of an independent committee of the Board of Directors (the “Special Committee”), has unanimously determined that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and that the Improved Teranga Offer is in the best interests of Oromin. In making its recommendation, the Board of Directors consulted with its financial and legal advisors and carefully considered all aspects of the Improved Teranga Offer. The Board of Directors unanimously approved the entering into of the Support Agreement with Teranga. The principal factors considered by the Board of Directors in concluding to recommend to Shareholders to ACCEPT the Improved Teranga Offer and TENDER their Oromin Shares to the Improved Teranga Offer are as follows:

The Improved Teranga Offer is the best alternative available.

Since the commencement of the Original Teranga Offer, the Special Committee, with the assistance of Oromin’s management and its financial and legal advisors, has worked to actively to pursue a broad range of potential value-maximizing alternatives in an attempt to enhance value for Shareholders. Over 25 companies were contacted about the possibility of entering into a transaction with Oromin. Of these companies, a number were interested and executed confidentiality agreements with Oromin, conducted due diligence and engaged in active discussions with the Company and its financial advisors. From June 19, 2013 to July 22, 2013, the Special Committee met 18 times and the Board of Directors met six times.

The process followed did not ultimately result in any third party proposals regarding a potential value-maximizing transaction with a likely prospect of completion within a reasonable timeframe. The Special Committee considered the outcome of this process, a range of other strategic alternatives and the Improved Teranga Offer and concluded that the Improved Teranga Offer represented the best alternative currently available to Oromin and its Shareholders. In addition, based on discussions between the Special Committee and representatives of Teranga, the Special Committee and Board of Directors believe that the Improved Teranga Offer is the best offer that Teranga would be willing to make and that Teranga would be unlikely to make an offer for greater value. The Board of Directors is not currently aware of anyone proposing to make a superior proposal to the Improved Teranga Offer.

The Improved Teranga Offer represents improved value to Shareholders relative to the Original Teranga Offer.

The Improved Teranga Offer provides for consideration of 0.60 of Teranga Share for each Oromin Share, representing an increase of 0.018 of a Teranga Share per Oromin Share from the Original Teranga Offer. The Improved Teranga Offer, based on Teranga's volume-weighted average trading price for the 20 trading days ending on July 26, 2013, the last trading day prior to the date hereof, represents a premium of approximately 52% over the closing price of Oromin Shares on May 31, 2013, the last trading day prior to the date upon which Teranga first announced its intention to make the Original Teranga Offer, and a premium of approximately 21% over the volume-weighted average trading price of Oromin Shares for the 20 trading days ending on May 31, 2013.

RBC Capital Markets has provided a written opinion to the Special Committee and the Board of Directors.

RBC Capital Markets has provided the Fairness Opinion to the Special Committee and the Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Shareholders under the Improved Teranga Offer is fair, from a financial point of view, to Shareholders (other than Teranga).

There is greater certainty to the Improved Teranga Offer.

The Initial Circular identified uncertainties in respect of the Original Teranga Offer. The Board of Directors is of the view that the uncertainties have been appropriately addressed. In particular:

  It is no longer a condition of the Improved Teranga Offer that the Current Bendon Litigation (as that term is defined in the Support Agreement), shall have been dismissed or otherwise resolved to the satisfaction of Teranga. In addition, the Current Bendon Litigation is specifically excluded from events that would constitute an Oromin Material Adverse Effect (as defined herein) which would permit Teranga to terminate the Support Agreement.

  The Support Agreement provides that the removal of Sabodala Holding Ltd., Oromin’s wholly-owned subsidiary, as operator of the OJVG Gold Project is specifically excluded from events the would constitute an Oromin Material Adverse Effect which would permit Teranga to terminate the Support Agreement.

  On July 4, 2013, following the completion of the Initial Circular, Mineral Deposits Limited withdrew its nominees to Teranga’s board of directors and, at the Teranga annual and special meeting held on July 18, 2013 the individuals nominated by Teranga management were successfully elected.

  It is no longer a condition of the Improved Teranga Offer that the Government of Sénégal waive the right for Sénégalese nationals to acquire up to a 25% interest in SOMIGOL (as that term is defined in the Initial Circular). In addition, the failure to obtain this waiver is specifically excluded from events that would constitute an Oromin Material Adverse Effect which would permit Teranga to terminate the Support Agreement.

  In the Notice of Change, Variation and Extension, Teranga has confirmed that they have filed appropriate forms to qualify the Improved Teranga Offer in those states in the United States that Teranga has determined filings are necessary and advisable, subject to the proviso that there can be no assurance that any such states in which such filings are made will approve the Improved Teranga Offer.

The Improved Teranga Offer is less conditional than the Original Teranga Offer.

The Improved Teranga Offer contains fewer and more specific conditions than in the Original Teranga Offer. The Original Teranga Offer contained a number of conditions that were not subject to a materiality threshold or other objective criteria. The Improved Teranga Offer has been modified to eliminate certain conditions to the Original Teranga Offer, reduce discretionary elements and include more objective criteria. Consequently, there is an increased likelihood that the conditions to the Improved Teranga Offer will be satisfied. Additionally, the terms of the Support Agreement provide Oromin with further certainty as to the conduct of the Improved Teranga Offer including a covenant of Teranga to acquire, as soon as possible after completion of the Improved Teranga Offer, any Oromin Shares not then taken up and paid for thereunder.

The Board of Directors has preserved the ability to respond to unsolicited Superior Proposals.

Under and subject to the terms of the Support Agreement, the Board of Directors remains able to respond, in accordance with its fiduciary duties, to certain unsolicited bona fide written Acquisition Proposals that are more favourable to Shareholders, from a financial point of view, than the Improved Teranga Offer. If the Board of Directors were to withdraw its recommendation that Shareholders accept the Improved Teranga Offer and recommend acceptance of a Superior Proposal, a $1,500,000 fee would become payable to Teranga if Teranga does not exercise its right to match and terminates the Support Agreement.

AS A RESULT OF THE FOREGOING REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE IMPROVED TERANGA OFFER AND TENDER THEIR COMMON SHARES TO THE IMPROVED TERANGA OFFER.

The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive of the information and factors considered by them in reaching their conclusion and making a recommendation that Shareholders accept the Improved Teranga Offer, but includes the material information, factors and analysis considered by the Board of Directors in reaching its conclusion and recommendation. The members of the Board of Directors evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Oromin, and based upon the advice of its financial and legal advisors. In view of the numerous factors considered in connection with its evaluation of the Improved Teranga Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board of Directors may have given different weight to different factors. The conclusion and unanimous recommendation of the Board of Directors was made after considering all of the information and factors involved.

BACKGROUND TO THE IMPROVED TERANGA OFFER

For the background relating to events prior to the commencement of the Original Teranga Offer, Shareholders should refer to the Initial Circular.

On June 19, 2013, prior to the formal commencement of the Original Teranga Offer, the Board of Directors met with its financial and legal advisors to review and discuss the proposed Original Teranga Offer, consider the circumstances and prospects of Oromin in light of the proposed Original Teranga Offer and receive advice regarding the Board of Directors’ fiduciary duties. At this time, the Board of Directors was also advised of potentially interested parties. This was followed by a meeting of the Special Committee at which it appointed RBC Capital Markets as its financial advisor and Miller Thomson LLP as its legal advisor. The Special Committee also reviewed its mandate and received advice regarding its fiduciary duties.

On June 19, 2013, Teranga commenced the Original Teranga Offer.

On June 20, 2013, Oromin announced that it was reviewing the Original Teranga Offer and had constituted the Special Committee which appointed its financial and legal advisors.

On June 21, 2013, the Board of Directors received an update on the status of interested parties. The Board of Directors was advised that a number of interested third parties had entered into confidentiality agreements and had been provided with access to an electronic data room for the purposes of undertaking due diligence. In addition, the Board of Directors was advised that arrangements had been made, or were being made, for site visits and management presentations.

On June 21, 2013 and on June 24, 2013, the Special Committee met with its legal and financial advisors to further evaluate and discuss the Original Teranga Offer and to further discuss the status of interested parties.

On June 25, 2013, the Board of Directors received a report from the Special Committee and met with its legal and financial advisors to further evaluate and discuss the Original Teranga Offer and to further discuss the status of interested parties.

On June 26, 2013, the Chair of the Special Committee and management of Oromin met with Bendon International Ltd. (“Bendon”) to discuss alternatives regarding a potential transaction involving OJVG. Bendon reiterated its opposition to the Original Teranga Offer.

On June 26, 2013 and June 27, 2013, the Special Committee met with its legal and financial advisors to further discuss the Original Teranga Offer and alternative transactions, and to be updated on the meeting between the Chair of the Special Committee, management of Oromin and Bendon.

On June 28, 2013 and July 2, 2013, the Special Committee met with its legal and financial advisors to review a draft of the Initial Circular and to discuss strategic matters. A meeting of the Board of Directors was also held on July 2, 2013 at which the Board of Directors received an update from the Special Committee and reviewed a draft of the Initial Circular.

On July 3, 2013, the Special Committee was advised that additional confidentiality agreements had been entered into with interested parties.

On July 3, 2013, the Board of Directors approved the Initial Circular and on July 4, 2013, the Initial Circular was mailed to Shareholders.

On July 4, 2013, following the mailing of the Initial Circular, the Company’s financial advisors, at the direction of the Special Committee, engaged with Teranga’s financial advisors to communicate the Special Committee’s aim to enter into discussions with Teranga to seek an improved offer.

On July 5, 2013, Mr. Idziszek, Chief Executive Officer of Oromin, at the direction of the Special Committee, and Mr. Young and Mr. Hill of Teranga spoke by telephone to discuss the possibility of Teranga making an improved offer. No agreement on terms was reached at this meeting.

During the week of July 9, 2013, at the direction of the Special Committee, its financial and legal advisors once again attempted to engage Bendon, through its financial and legal advisors, with the aim of negotiating an improved offer from Teranga for OJVG. Bendon declined to enter into discussions with Teranga.

On the morning of July 18, 2013, the Board of Directors were advised by its financial advisors that Teranga were interested in discussing terms for a supported transaction, including a potential increase in consideration and amendments to the offer conditions. That day, the Special Committee met to consider the terms and conditions of a proposed transaction as discussed with Teranga. The Special Committee authorized its financial and legal advisors and Mr.

Idziszek to negotiate further improvements to the Teranga proposal. Later that day, the Special Committee updated the Board of Directors. A revised proposal was sent to Teranga for consideration.

On July 19, 2013, at the direction of the Special Committee, Mr. Idziszek spoke with Mr. Young and Mr. Hill of Teranga to discuss Oromin’s requested changes to the Teranga proposal. Further discussions ensued between the Special Committee’s financial and legal advisors and the financial and legal advisors of Teranga. The Special Committee, after discussions with its financial and legal advisors then met to consider Teranga’s further revised proposal. After evaluating the further revised proposal, the Special Committee, through its legal and financial advisors, advised Teranga of their acceptance of the proposal, subject to the negotiation of a satisfactory support agreement. The Special Committee then instructed its legal advisors to negotiate the terms of the Support Agreement and Lock-Up Agreements.

From July 19, 2013 to July 22, 2013, legal advisors to Oromin and Teranga negotiated the Support Agreement and Lock-Up Agreements. Late in the day on July 22, 2013, the Special Committee met to consider the Support Agreement.

At the July 22, 2013 meeting, the Special Committee received a verbal opinion (which was subsequently confirmed in writing) from RBC Capital Markets to the effect that, based upon and subject to the assumptions, limitations and qualifications to be set forth in the written opinion subsequently to be delivered by it, as of the date of such opinion, the consideration to be received by shareholders under the Improved Teranga Offer is fair, from a financial point of view, to the Shareholders (other than Teranga).

The Special Committee, having evaluated the draft Support Agreement and having considered the advice of its financial and legal advisors, unanimously determined that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and that the Improved Teranga Offer is in the best interests of Oromin and unanimously resolved to recommend the foregoing to the Board of Directors.

The Board of Directors then convened a meeting and received the Fairness Opinion verbally (which was subsequently confirmed in writing) from RBC Capital Markets that it had provided to the Special Committee. The Board of Directors then received the unanimous recommendation of the Special Committee and, after receiving and considering the advice of its financial and legal advisors, unanimously resolved that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and that the Improved Teranga Offer is in the best interests of Oromin and resolved to recommend that Shareholders accept and tender their Oromin Shares to the Improved Teranga Offer. The Board of Directors then unanimously approved the entering into of the Support Agreement.

On July 22, 2013, Oromin and Teranga issued a joint news release regarding the signing of the Support Agreement and the Lock-Up Agreements.

On July 26, 2013, the Board of Directors met and unanimously approved this Supplementary Directors’ Circular.

AGREEMENTS RELATED TO THE IMPROVED TERANGA OFFER

Support Agreement

The following is a summary of the material terms of the Support Agreement. This summary is qualified in its entirety by reference to the full text thereof, a copy of which is available on SEDAR at www.sedar.com. Shareholders who would like a paper copy to be mailed to them without charge may contact Investor Relations of Oromin at 2000 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 (telephone: 1-604-331-8772).

The Improved Teranga Offer

Under the Support Agreement, Teranga agreed to vary the terms of the Original Teranga Offer to (i) extend the expiry time from 9:00 p.m. (Toronto time) on July 30, 2013 to 9:00 p.m. (Toronto time) to August 6, 2013; (ii) increase the consideration payable for each Oromin Share from 0.582 of a Teranga Share to 0.60 of a Teranga Share; and (iii) amend the Conditions of the Offer contained in Section 4 of the Original Teranga Offer, as amended by the Notice of Change, Variation and Extension (see Section 4, “Amendments to the Conditions of the Offer”). Teranga also agreed that it would not, without the prior written consent of Oromin: (i) increase, decrease or waive the Minimum Tender Condition (as defined in the Support Agreement) unless there has been, validly deposited pursuant to the Improved Teranga Offer and not withdrawn at the Expiry Time, that number of Oromin Shares which, when added to the number of Oromin Shares currently owned by Teranga, constitutes at least 50% of the Oromin Shares outstanding calculated on a non-diluted basis; (ii) impose additional conditions to the Improved Teranga Offer; (iii) decrease the consideration per Oromin Share; (iv) decrease the number of Oromin Shares in respect of which the Improved Teranga Offer is made; (v) change the form of consideration payable under the Improved Teranga Offer (other than to increase the total consideration per Oromin Share and/or add additional consideration or consideration alternatives); or (vi) otherwise vary the Improved Teranga Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

In addition, Teranga also agreed to extend the Expiry Time: (i) up to September 15, 2013 (the “Outside Date”), in order to contest or appeal any injunction by a Government Entity preventing the take up of and/or payment for the Oromin Shares and (ii) should the Minimum Tender Condition be waived in accordance with the Support Agreement, to the earlier of (x) the expiry of at least two extensions of 10 days each and (y) the date upon which at least 66⅔% of the Oromin Shares outstanding calculated on a non-diluted basis have been validly deposited pursuant to the Improved Teranga Offer.

Oromin Approval and Co-operation

Under the Support Agreement, Oromin represented that the Board of Directors has determined unanimously that, as at the date of the Support Agreement: (i) the Improved Teranga Offer was fair to the Oromin Shareholders (other than Teranga) and the best interests of Oromin; and (ii) it would unanimously recommend that the Shareholders (other than Teranga) accept the Improved Teranga Offer. In addition, Oromin covenanted to co-operate with Teranga and use reasonable efforts to cause the directors and officers of Oromin and its subsidiaries to take all reasonable action to support the Improved Teranga Offer and any Subsequent Acquisition Transaction (as defined in the Original Teranga Offer), including without limitation: (i) assisting with obtaining third party consents and regulatory approvals, including the waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Société des Mines de Golouma S.A. to Senegalese nationals (and / or indirectly the OJVG Golouma Gold Project); and (ii) supporting Teranga in respect of the Current Bendon Litigation by including an agreed statement of support that was set out in the joint press release of Teranga and Oromin dated July 22, 2013. Oromin also agreed that, promptly following the time at which Teranga takes up Oromin Shares under the Improved Teranga Offer that represent at least a majority of the then outstanding Oromin Shares (on a non-diluted basis), Teranga can designate all of the members of the Board of Directors and any committees thereof, to the extent permitted by applicable law.

Mutual Covenants

Teranga and Oromin agreed under the Support Agreement that, if Teranga takes up and pays for Oromin Shares pursuant to the Improved Teranga Offer, Teranga shall, and Oromin would use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Oromin Shares, directly or indirectly, as soon as practicable after completion of the Improved Teranga Offer, by way of Compulsory Acquisition or to the extent permitted by applicable law, Subsequent Acquisition Transaction. Under the Support Agreement, any Compulsory Acquisition (as defined in the Original

Teranga Offer) or Subsequent Acquisition Transaction shall provide for consideration per Oromin Share that is the same exchange ratio and is in the same form as the consideration per Oromin Share offered under the Improved Teranga Offer.

Additional Covenants of Oromin

Oromin agreed pursuant to the Support Agreement, among other things: (i) to, and to cause Sabodala Holding Limited not to initiate or vote in favour of any resolution, decision or action of Oromin Joint Venture Group Ltd. (“OJVG”) that would cause OJVG not to, carry on business in the ordinary course consistent with past practice as of and after the date of the Support Agreement; (ii) subject to any confidentiality obligations existing as at the date of the Support Agreement that may prevent Sabodala Holding Limited from doing so, to promptly notify Teranga of any request or requirement to attend any material discussions, negotiations or filings with any Governmental Entity (as defined in the Original Teranga Offer) regarding any matter, to not, and to not allow Sabodala Holding Limited to, initiate any such discussions, negotiations or filings without the prior consent of Teranga, and to provide Teranga with the opportunity to participate in any such material meetings, discussions or negotiation; (iii) not to, and to cause Sabodala Holding Limited not to vote in favour of a resolution authorizing OJVG to, directly or indirectly, solicit any Acquisition Proposal (as defined below), however, Oromin shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Board of Directors has determined constitutes or could reasonably be expected to result in a Superior Proposal (as defined below); (iv) immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Teranga) with respect to any potential Acquisition Proposal; (v) not to and its subsidiaries will not, and Oromin shall cause Sabodala Holding Limited to vote against any resolution, decision or action to, accept, approve or enter into any agreement with any person to facilitate any Acquisition Proposal unless, among other things: (A) the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal; (B) Teranga has not taken up any Oromin Shares under the Offer; (C) the non-solicitation covenants in the Support Agreement have been complied with; (D) Teranga has been given 5 business days the amend the Improved Teranga Offer from the time it received notice of the Acquisition Proposal and if Teranga has amended the Improved Teranga Offer, the Board of Directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal, as applicable, is a Superior Proposal compared to the proposed amendment to the terms of the Improved Teranga Offer by Teranga; (E) Oromin concurrently terminates the Support Agreement, and (F) the Break Fee (as defined below) will have been paid, and Oromin further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Teranga the approval or recommendation of the Improved Teranga Offer, nor accept, approve or recommend, and shall cause Sabodala Holding Limited to vote against any resolution, decision or action to accept or approve, any Acquisition Proposal unless the requirement of (A) to (F) above, among others, have been satisfied; (vi) not to, and cause Sabodala Holding Limited not to vote in favour of a resolution authorizing OJVG to, release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof; (vii) subject to applicable competition and anti-trust laws, afford Teranga’s and its representatives reasonable access during normal business hours from the date of the Support Agreement to its properties, books, contracts and records (as well as to its management personnel to permit the planning and implementation of the integration of Teranga and Oromin and its subsidiaries), and to furnish promptly to Teranga all information concerning their respective businesses, properties and personnel as Teranga may reasonably request (provided that Oromin is not required to do anything which it is contractually or legally prohibited from doing); (viii) to take, or refrain from taking, such action as may be reasonably requested by Teranga, including without limitation to meet regulatory or tax planning or lender or internal reorganization or planning requirements, provided that any such planning or reorganization transaction shall not be adverse to Shareholders and further provided that Teranga shall pay all costs, expenses and liabilities, including any liability for taxes of Oromin or of Shareholders that may arise, relating to such planning or reorganization transaction; and (ix) that the Board of Directors would waive the application of the Shareholder Rights Plan (as defined in the Initial Circular) to the Improved Teranga Offer, take any further action required to cause the Shareholder Rights Plan to be inapplicable to the Improved Teranga Offer and not adopt or approve any other shareholder rights plan.

Additional Covenants of Teranga

Teranga agreed, pursuant to the Support Agreement, among other things: (i) to not, directly or indirectly, (a) amend or propose to amend its articles; (b) split, combine or reclassify any outstanding Teranga Shares; or (c) redeem, purchase or offer to purchase any Teranga shares; (ii) to not take any action, or permit any of its subsidiaries to take any action, that would render, or that would reasonably be expected to render, any representation or warranty made by it in the Support Agreement untrue at any time prior to the Expiry Date if then made; and (iii) to offer to enter in an agreement with each of the holders (which includes directors and offices of Oromin) of the Oromin Options (as defined in Section 9 of the Notice of Change, Variation and Extension, “Change in Information of the Offer”) pursuant to which such stock options would be cancelled and exchanged for Replacement Teranga Options (as defined in Section 9 of the Notice of Change, Variation and Extension, “Change in Information of the Offer”) conditional on Teranga taking up Oromin Shares under the Improved Teranga Offer.

Representations and Warranties of Oromin

The Support Agreement contains representations and warranties of Oromin, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Oromin under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Oromin or any of its subsidiaries is a party to any of the transactions contemplated by the Improved Teranga Offer or the Support Agreement; (iii) other than the Current Bendon Litigation and the threat of Bendon to remove Sabodala Holding Limited as operator of OJVG, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Oromin, threatened against or affecting Oromin or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have an Oromin Material Adverse Effect.

Representations and Warranties of Teranga

The Support Agreement contains representations and warranties of Teranga, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Teranga under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) except as set out in the Original Teranga Offer, there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Teranga is a party to any of the transactions contemplated by the Improved Teranga Offer or the Support Agreement, other than have already been obtained; and (iii) except as set out in the Original Teranga Offer and other than the Current Bendon Litigation, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Teranga, threatened against or affecting Teranga or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have a Teranga Material Adverse Effect (as defined below), other than those that have been publicly disclosed.

Termination

The Support Agreement may be terminated at any time prior to the Expiry Date: (i) by mutual written consent of Teranga and Oromin; (ii) by either Teranga or Oromin after the Outside Date if Teranga has not acquired Oromin Shares pursuant to the Improved Teranga Offer except that this right to terminate the Support Agreement would not be available to Teranga or Oromin, as the case may be, if it has failed to fulfill any of its obligations or if it has breached any of its representations and warranties under the Support Agreement and such failure or breach was the cause of, or resulted in, the failure of Teranga to acquire Oromin Shares by the Outside Date; (iii) by Oromin if: (A) Teranga has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 10 business days of written notice to Teranga thereof, (B) any representation or warranty made by Teranga in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 business days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (C) if there is an event that would result in a Teranga Material Adverse Effect; (iv) by Teranga if: (A) Oromin has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 10 business days of written notice to Oromin thereof, (B) any representation or warranty made by Oromin in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 business days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in an Oromin Material Adverse Effect; or (C) if there is an event that would result in an Oromin Material Adverse Effect; (v) by Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal, provided Oromin is in compliance with its non-solicitation covenants and the Break Fee has been paid; or (vi) by Teranga if: (A) the Board of Directors (or a committee thereof) failed to recommend or withdrew, amended, modified or qualified, in a manner adverse to Teranga, its approval or recommendation of the Improved Teranga Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Improved Offer within five business days after having been requested in writing by Teranga to do so; (B) the Board of Directors (or a committee thereof) approved or recommended any Acquisition Proposal; (C) Oromin breached any of its non-solicitation covenants in any respect; or (D) Oromin entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

Break Fees and Expense Reimbursements

If, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement is terminated because Teranga has not acquired Oromin Shares pursuant to the Offer prior to the Outside Date (provided Oromin or Teranga, as the case may be, may not terminate if its failure to fulfill an obligation or breach of a representation has resulted in such non-acquisition), then Teranga would be required to pay to Oromin the amount of $500,000 (the “Expense Reimbursement Fee”). Notwithstanding the foregoing, the Expense Reimbursement Fee would not be payable by Teranga to Oromin if at or prior to the date of termination of the Support Agreement: (i) there occurred an event that resulted in an Oromin Material Adverse Effect; or (ii) Oromin failed to fulfill any of its material obligations under the Support Agreement or any of its representations and warranties under the Support Agreement are untrue in any material respect. In the event that the Expense Reimbursement Fee is paid by Teranga to Oromin in accordance with the foregoing provisions, and an Acquisition Proposal has been publicly announced prior to the termination of the Support Agreement and at any time within a period of 6 months following such termination of the Support Agreement Oromin enters into any agreement for an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal, Oromin will repay to Teranga the Expense Reimbursement Fee.

Teranga would be required to pay to Oromin a break fee amount of $1,500,000, if, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement is terminated by Oromin because (i) Teranga has failed to perform a material covenant (which is not cured within 10 Business Days of receiving written notice thereof) (ii) any representation or warranty made by Teranga in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 business days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (iii) if there shall occur any event that would result in a Teranga Material Adverse Effect. The obligation of Teranga to pay the break fee shall survive the termination of the Support Agreement;

Oromin shall pay to Teranga the amount of $1,500,000 (the “Break Fee”), if, at any time after the execution of the Support Agreement and prior to the Expiry Date, the Support Agreement shall have been terminated by:

(a)

Teranga if (i) Oromin has failed to perform a material covenant (which is not cured within 10 Business Days of receiving written notice thereof); (ii) any representation or warranty made by Oromin in the Support Agreement is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in an Oromin Material Adverse Effect; or (iii) there shall occur any event that would result in an Oromin Material Adverse Effect;

(b)

Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal, provided Oromin is in compliance with its non-solicitation covenants; and

(c)

Teranga if (i) the Board of Directors (or a committee thereof) shall have failed to recommend or shall have withdrawn, amended, modified or qualified, in a manner adverse to Teranga its approval or recommendation of the Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Offer within five Business Days after having been requested in writing by Teranga to do so; (ii) the Board of Directors (or a committee thereto) shall have approved or recommended any Acquisition Proposal; (iii) Oromin has breached its non-solicitation covenants; and (iv) Oromin has entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

The terms “Acquisition Proposal”, “Oromin Material Adverse Effect”, “Superior Proposal” and “Teranga Material Adverse Effect” are defined in the Support Agreement as follows:

“Acquisition Proposal” means, other than the transactions contemplated by the Support Agreement, any offer, proposal or inquiry from any person or group of persons (other than Teranga or any of its affiliates), whether or not in writing and whether or not delivered to Shareholders and/or Oromin, after the date hereof relating to: (i) any acquisition or purchase, direct or indirect, of: (a) any material assets, business or property of Oromin and/or one or more of its subsidiaries; (b) any securities of Oromin by Oromin and/or one or more of its subsidiaries; (c) any material assets, business or material property of OJVG and / or one or more of its subsidiaries; or (d) any sale of securities of OJVG and / or one or more of its subsidiaries (ii) any take-over bid, tender offer or exchange offer for securities of Oromin or OJVG; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Oromin, OJVG or any of their respective subsidiaries or any combination of the foregoing;

“Oromin Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Oromin and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the OJVG Golouma Gold Project, in each case, excluding any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Improved Teranga Offer, the Support Agreement or the transactions contemplated therein or herein, as the case may be, or the performance of any obligation hereunder; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Oromin Shares on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether an Oromin Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster; (x) any actions taken (or omitted to be taken) at the request of Teranga; (xi) the Change of Operator (as defined in the Support Agreement); (xii) any failure to obtain a waiver from the Government of Senegal with respect to the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project; (xiii) the Current Bendon Litigation; provided however, that with respect to clauses (ii) to (x) that it does not have a materially disproportionate effect on Oromin and its subsidiaries relative to comparable exploration and/or mining companies

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by an arms-length third party to OJVG, Oromin or Shareholders in writing after the date hereof: (i) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) which is not subject to a due diligence and/or access condition; (iv) that did not result from a breach of Section 2.2 (non-solicitation covenants) of the Support Agreement by Oromin or its representatives; (v) in respect of which the Board of Directors determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal for Oromin to Shareholders or to proceed with such Acquisition Proposal would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Oromin Shareholders (other than Teranga) from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Teranga;

“Teranga Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Teranga and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the Sabodala Gold Project, in each case, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Improved Teranga Offer, the Support Agreement or the transactions contemplated therein or herein, as the case may be, the performance of any obligation hereunder or communication by Teranga of its plans or intentions with respect to Oromin, its subsidiaries and the OJVG, or the consummation of the transactions contemplated herein and in the Improved Teranga Offer; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Teranga Shares on the TSX or ASX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Teranga Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster (x) the Current Bendon Litigation and (xi) any Change of Operator; provided however, that with respect to clauses (ii) to (ix) that it does not have a materially disproportionate effect on Teranga and its subsidiaries relative to comparable exploration and/or mining companies.

Lock-Up Agreements

In connection with the Support Agreement, all of the directors and officers of Oromin have entered into Lock-Up Agreements with Teranga pursuant to which they have agreed to tender a total of 11,111,441 Oromin Shares, representing approximately 8.1% of the outstanding Oromin Shares, to the Offer. IAMGOLD also agreed to extend to August 19, 2013 its previously executed Lock-Up Agreement with Teranga and tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares. The Lock-Up Agreements with the directors and officers of Oromin will terminate in the event that the Support Agreement is terminated.

FAIRNESS OPINION

RBC Capital Markets has delivered a fairness opinion (the “Fairness Opinion”) to the Special Committee and the Board of Directors to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by Shareholders under the Improved Teranga Offer is fair, from a financial point of view, to the Shareholders (other than Teranga).

The full text of the Fairness Option, including the assumptions made and the review undertaken in connection with its preparation is attached as Appendix A to this Supplementary Circular. All summaries and references to the Fairness Opinion in this Supplementary Circular are qualified in their entirety by reference to the full text of the Fairness Opinion. You are urged to read the Fairness Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The Fairness Opinion only addresses the fairness of the consideration received under the Improved Teranga Offer. The Fairness Opinion was provided for the information and assistance of the Special Committee and Board of Directors in connection with the consideration of the Improved Teranga Offer. The description of the Fairness Opinion and the Fairness Opinion itself do not constitute a recommendation to Shareholders as to whether they should tender their Oromin Shares to the Improved Teranga Offer. The Fairness Opinion was one of several factors taken into consideration by the Board of Directors in unanimously determining that the Improved Teranga Offer is fair to Shareholders (other than Teranga) and is in the best interests of Oromin and to recommend that the Shareholders accept the Improved Teranga Offer.

OWNERSHIP OF SECURITIES OF OROMIN

The authorized share capital, the number of Oromin Shares and options to acquire Oromin Shares owned, directly or indirectly by each of the directors and officers of Oromin, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates or affiliates, any insider of Oromin and such insider’s associates or affiliates, and any person or company acting jointly or in concert with Oromin, has remained the same since the date of the Initial Circular.

INTENTIONS OF DIRECTORS AND OFFICERS

Each of the directors and officers of Oromin has indicated that he or she has decided to tender all of his or her Oromin Shares (including Oromin Shares issuable on the exercise of stock options) to the Improved Teranga Offer.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of Oromin, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to the Oromin Shares except as listed below:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Teranga Gold Corporation	18,699,500	13.6%
IAMGOLD Corporation	16,088,636	11.7%

TRADING IN SECURITIES OF OROMIN

None of Oromin nor any director or officer of Oromin or, to the knowledge of the directors and officers of Oromin after reasonable enquiry, their respective associates or affiliates or other insiders of Oromin or any person acting jointly or in concert with Oromin, has traded in Oromin Shares during the six-month period preceding the date hereof, except as indicated below or as listed below under the heading “Issuances of Securities of Oromin”.

Name	Date of Trade	Nature of Trade	Number of Oromin Shares Traded	Price per Oromin Share ($)
Chet Idziszek	March 8, 2013	Acquisition of Oromin Shares in the public market	5,000	$0.46
Chet Idziszek	March 8, 2013	Acquisition of Oromin Shares in the public market	15,000	$0.47

ISSUANCES OF SECURITIES OF OROMIN

No Oromin Shares or securities convertible into Oromin Shares have been issued to the directors or officers of Oromin during the two-year period preceding the date hereof.

OWNERSHIP OF SECURITIES OF TERANGA

None of Oromin, the directors and officers of Oromin and, to the knowledge of the directors and officers of Oromin after reasonable enquiry, their respective associates or affiliates or other insiders of Oromin or any person acting jointly or in concert with Oromin beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Teranga.

RELATIONSHIP BETWEEN TERANGA AND THE DIRECTORS AND OFFICERS OF OROMIN

No agreement, commitment or understanding has been made, or is proposed to be made, between Teranga and any of the directors or officers of Oromin relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to such director or officer remaining in or retiring from office if the Improved Teranga Offer is successful.

No director or officer of Oromin is also a director or officer of Teranga or any subsidiary of Teranga.

ARRANGEMENTS BETWEEN OROMIN AND ITS DIRECTORS AND OFFICERS

Other than as described in the Initial Circular and this Supplementary Directors’ Circular, no arrangements, agreements, commitments or understandings (including any arrangements, agreements, commitments or understandings as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or officers of Oromin remaining in or retiring from office if the Improved Teranga Offer is successful), or any actual or potential conflicts of interest, exist or have been made or are proposed to be made between Oromin or its affiliates and (i) any of its directors, officers or affiliates or (ii) Teranga or any of its officers, directors or affiliates.

INTERESTS OF DIRECTORS AND OFFICERS OF OROMIN IN MATERIAL TRANSACTIONS WITH TERANGA

None of the directors and officers of Oromin and their associates nor, to the knowledge of the directors and officers of Oromin after reasonable enquiry, any person who owns more than 10% of any class of equity securities of Oromin for the time being outstanding (other than Teranga or IAMGOLD) has any interest in any material transaction to which Teranga is a party.

NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES

Information in this Supplementary Directors’ Circular and disclosure documents of Oromin (the “Oromin Disclosure Materials”) that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Oromin is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of reserves are recognized by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), but which differ from those definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (“SEC”) and contained in Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, under NI 43-101 the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.

Accordingly, information contained in the Oromin Disclosure Materials regarding Oromin’s mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

In particular, the Oromin Disclosure Materials use the terms “measured” and “indicated” resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves.

The Oromin Disclosure Materials also use the term “inferred” resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations, but the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Oromin is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and files its continuous disclosure documents and other documents with Canadian securities regulatory authorities in each of these provinces and with the SEC. These documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com and at www.sec.gov. Certain information in this Supplementary Directors’ Circular that is contained in documents filed, or specified as having been filed on SEDAR is qualified in its entirety by reference to the complete text of such documents, which may be obtained through the Company’s profile on SEDAR.

Information in this Supplementary Directors’ Circular concerning Teranga and the Improved Teranga Offer, including forward-looking statements or forward-looking information, is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon information contained in the Original Teranga Offer, the Teranga Circular and the Notice of Change, Variation and Extension or that is otherwise publicly available. Neither Oromin nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Teranga to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated. On July 26, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$0.972.

ENQUIRIES

This document is important and requires your immediate attention. Enquiries concerning information in this document should be directed to Georgeson, our

Information Agent, Toll Free (North America): 1-866-656-4123 or Outside North America Call Collect: 1-781-575-2457 or Email: askus@georgeson.com.

NO MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Supplementary Directors’ Circular, the directors and officers of Oromin are not aware of any information that indicates any material change in the affairs, activities or financial position of Oromin since May 29, 2013.

OTHER MATERIAL INFORMATION

Except as disclosed in this Supplementary Directors’ Circular, there is no information that is known to the Board of Directors that would reasonably be expected to affect the decision of the Shareholders (or holders of securities convertible into Oromin Shares) to accept or reject the Improved Teranga Offer.

ADDITIONAL INFORMATION

Except as disclosed elsewhere in this Supplementary Directors’ Circular and the Initial Circular, Oromin is not aware of any additional information that would be required to be disclosed by Teranga’s take-over bid circular to make the information in the Teranga Circular and Notice of Change, Variation and Extension correct or not misleading.

STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Oromin with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF SUPPLEMENTARY DIRECTORS’ CIRCULAR

The contents of this Supplementary Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors of Oromin.

This Supplementary Directors’ Circular is dated July 29, 2013.

CONSENT OF RBC CAPITAL MARKETS

To:	The Special Committee of the Board of Directors and the Board of Directors of Oromin Explorations Ltd.

We hereby consent to our firm being named in the Supplementary Circular dated July 29, 2013, under certain portions of the Supplementary Circular including “Questions and Answers About the Change in Recommendation”, “Reasons for Recommendation”, “Background to the Improved Teranga Offer” and “Fairness Opinion” and to the inclusion of our fairness opinion dated July 22, 2013 as Appendix A to the Supplementary Circular. In providing our consent herein, we do not intend that any person other than the Special Committee and the Board shall rely upon such opinion.

(Signed) RBC DOMINION SECURITIES INC.

Toronto, Ontario
July 29, 2013

CERTIFICATE

July 29, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Oromin Explorations Ltd.

(Signed) Robert H. Brennan	(Signed) Chet Idziszek
Director and Chair of the Special Committee	Director, Chief Executive Officer and President

APPENDIX A

OPINION OF RBC CAPITAL MARKETS

RBC Capital Markets®	RBC Dominion Securities Inc. P0. Box 5O Royal Bank Plaza Toronto, 0ntario M5J 2W7 Telephone: (416) 842-2000

July 22, 2013

The Special Committee of the Board of Directors and the Board of Directors
Oromin Explorations Ltd.
2000 — 1055 W. Hastings Street
Vancouver, BC V6E 2E9
Canada

To the Special Committee and the Board:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Oromin Explorations Ltd. (the "Company") and Teranga. Gold Corporation ("Teranga") propose to enter into an agreement to be dated July 22, 2013 (the "Support Agreement") pursuant to which Teranga has agreed to increase its offer, dated June 19, 2013 (the "Original Teranga Offer"), to purchase all of the outstanding common shares of the Company (the "Shares"), other than those owned directly or indirectly by Teranga, to 0.60 of a common share of Teranga for each Share (the "Consideration"). The terms of the Original Teranga Offer, as amended (the "Irrproved Teranga Offer"), will be more fully described in a notice of change, variation and extension to be mailed to the holders of Shares (the "Shareholders") in connection with the Improved Teranga Offer. The terms of the Original Teranga Offer are more fully described in a take-over bid circular dated June 19, 2013 (the "Circular"), which has been mailed to the Shareholders.

RBC understands that each of the directors and officers of the Company who hold Shares (representing an aggregate of approximately 8% of the outstanding Shares) will each individually enter into a lock-up agreement to be dated July 22, 2013 with Teranga (collectively, the "Lock-up Agreements") pursuant to which each such director or officer will agree to tender his or her Shares to the Improved Teranga Offer. RBC also understands that IAMGOLD Corporation will tender its Shares, representing approximately 11.7% of the outstanding Shares, to the Improved Teranga Offer pursuant to a lock-up agreement with Teranga, dated June 2, 2013, which was entered into in connection with the Original Teranga Offer and which will be extended (the " IAM GOLD Lock-up Agreement").

RBC also understands that a committee (the "Special Committee) of the board of directors (the "Board") of the Company has been constituted to consider the Improved Teranga. Offer and make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee and the Board in evaluating the Improved Teranga Offer, including the preparation and delivery to the Special Committee and the Board of RBC's opinion (the "Fairness Opinion") as to the fairness of the consideration under the Improved Teranga Offer from a financial point of view to the Shareholders, other than Teranga and its affiliates. RBC has not prepared a valuation of the Company, Teranga or any of their securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in March 2010, and RBC was formally engaged by the Board through an agreement between the Company and RBC dated June 17, 2010 (as subsequently modified and extended by letter agreements dated November 22, 2010 and May 22, 2012, respectively, the "Original Engagement Agreement"). RBC was subsequently engaged by the Company to provide financial advisory services to the Special Committee in connection with both the Original Teranga Offer and the Improved Teranga Offer through an agreement between the Company and RBC dated June 19, 2013 (the "Engagement Agreement"), which agreement supersedes and replaces in its entirety the Original Engagement Agreement. The terms of the Engagement Agreement provide that RBC is to be paid. a fee for its services as financial advisor to the Special Committee, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the supplementary directors circular to be mailed to the Shareholders and to the filing thereof, as necessary, by the Company with the securities commission or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Teranga or any of their respective associates or affiliates and, from lime to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Teranga„ the Original Teranga Offer or the Improved Teranga Offer.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the Circular;

2.	the Company' s directors' circular, dated July 3, 2013, making no recommendation regarding the Original Teranga Offer;

3.	the most recent draft, dated July 22, 2013, of the Support Agreement;

4.	the most recent draft, dated July 21, 2013, of the form of Lock-up Agreements;

5.	the IAMGOLD Lock-up Agreement;

6.	audited financial statements of the Company for each of the five years ended February 2, 2009, 2010 and 2011, February 29, 2012 and February 28, 2013;

7.	the unaudited interim report of the Company for the quarter ended May 31,2013;

8.	the Information Circulars for the annual general and special meeting of the Shareholders for each of the two years ended February 29, 2012 and February 28, 2013;

9.	annual information forms of the Company for each of the two years ended February 29, 2012 and February 28, 2013;

RBC CAPITAL MARKETS

10.	the shareholders agreement among Oromin Joint Venture Group Ltd. ("OJVG"), Badr Investment & Finance Company, Bendon International Limited, and Sabodala Holding Limited, dated December 18, 2006, and the related amendment dated January 1, 2007;

11.	confirmation of the outstanding shareholder advances and accrued interest balances noted in the report completed by Ernst & Young LLP for OJVG dated May 15, 2013;

12.	the press release of the Company dated October 1, 2012, announcing an increase in gold resources at the OJVG Golouma Gold Project;

13.	the technical report on the updated feasibility study of OIVG Golouma Gold Project dated January 30, 2013 prepared by SRK Consulting (Canada) Inc. (the "January 2013 OJVG Feasibility Study");

14.	the technical report on the updated preliminary economic assessment of the heap leach potential for OJVG Golouma. Gold Project dated January 30, 2013 prepared by the Company in association with various technical advisors (the "January 2013 Heap Leach Report");

15.	unaudited financial projections for OJVG Golourna Gold Project for the period from December 2013 to December 2032 prepared by the Company and its technical advisors in conjunction with the January 2013 OJVG Feasibility Study and the January 2013 Heap Leach Report;

16.	the technical report on the Sabodala Gold Project issued on June 7, 2012 with the effective date of December 31, 2011 prepared by AMC Mining Consultants (Canada) Ltd.;

17.	audited financial statements of Teranga for the 15 months ended December 31, 2011 and for the 12 months ended December 31, 2012;

18.	the unaudited interim report of Teranga for the quarter ended March 31, 2013;

19.	the annual reports of Teranga for the 15 months ended December 31, 2011 and for the 12 months ended December 31,2012;

20.	the Notice of Annual General Meeting of Shareholders and Management Proxy Circular of Teranga for the year ended December 31, 2011 and the Amended and Restated Notice of Annual and Special Meeting of Shareholders and Amended and Restated Management Proxy Circular of Terang a for the year ended December 31,2012;

21.	annual information forms of Teranga for each of the two years ended December 31, 2011 and 2012;

22.	unaudited monthly operational and financial projections for Teranga for the period from January 2013 to December 2013 prepared by Teranga management;

23.	unaudited annual operational and financial projections for Teranga for the period from January 2013 to December 2025 prepared by Teranga management;

24.	unaudited pro forma annual operational and financial projections for Teranga in respect of a combination with the Company for the period from January 2013 to December 2028, prepared by Teranga management;

25.	the English translation of Amendment No. 7 to the Mining Agreement between the Republic of Senegal and Teranga dated May 28, 2013;

26.	discussions with senior management of each of the Company and Teranga

27.	discussions with various technical advisors to the Company, including with respect to the pro forma operating plan that may be executed pending the combination of the OJVG and Teranga;

28.	discussions with the legal counsel of each of the Company and Teranga;

29.	publicly available information relating to the business, operations, financial performance and stock trading history of the Company, Teranga and other selected public companies considered by us to be relevant;

RBC CAPITAL MARKETS

30.	publicly available information with respect to other transactions of a comparable nature considered by us to be relevant;

31.	publicly available information regarding the gold mining industry;

32.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of each of the Company arid Teranga as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

33.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not to the best of its knowledge, been denied access by the Company or Teranga to any information requested by RBC. As the auditors of the of the Company and Teranga declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors of either the Company or Teranga and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of each of the Company and Teranga and the reports of the auditors thereon.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data., advice, opinions or representations obtained by it from public sources, senior management of each of the Company and Teranga, and their respective consultants and advisors (collectively, the "Information" as relates to the Company and its subsidiaries, and the 'Teranga Information" as relates to Teranga and its subsidiaries). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information and Teranga Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information or Teranga Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Improved Teranga Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Improved Teranga Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Senior officers of Teranga have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Teranga. Information (as defined above) provided orally by, or in the presence of, an officer or employee of Teranga or in writing by Teranga or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Teranga Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in

RBC CAPITAL MARKETS

6

respect of Teranga, its subsidiaries or the Improved Teranga Offer and did not and does not omit to state a material fact in respect of Teranga, its subsidiaries or the Improved Teranga Offer necessary to make the Teranga Information or any statement contained therein not misleading in light of the circumstances under which the Teranga Information was provided or any statement was made; and that (ii) since the dates on which the Ter anga Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent CT otherwise), business, operations or prospects of Ter anga or any of its subsidiaries and no material change has occurred in the Teranga Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, REC has made several assumptions, including that all of the conditions required to implement the Improved Terang a Offer will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Teranga and their respective subsidiaries and affiliates, as they were reflected in the Information and Teranga Information and as they have been represented to RBC in discussions with management of each of the Company and Teranga. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Improved Teranga Offer.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may came or be brought to RBCs attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any factor matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender its Shares to the Improved Teranga Offer.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration under the Improved Teranga Offer is fair from a financial point of view to the Shareholders, other than Teranga and its affiliates.

Yours very truly,

Signed: RBC Dominion Securities Inc.

REC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

Please direct all inquiries to:

(1)	Questions and Further Assistance

If you have any questions about the information contained in this document or require any further assistance, please contact our information agent at:

North American Toll Free Number: 1-866-656-4123
Outside North America Call Collect: 1-781-575-2457
Email: askus@georgeson.com

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE IMPROVED TERANGA OFFER AND TENDER THEIR COMMON SHARES TO THE IMPROVED TERANGA OFFER.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated June 20, 2013 (previously filed as part of the Original Filing)

News release, dated July 4, 2013 (previously filed as part of the Original Filing)

News release, dated July 22, 2013

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Oromin Explorations Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

Oromin Explorations Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2013

OROMIN EXPLORATIONS LTD.

By: /s/ Chet Idziszek"
Name: Chet Idziszek
Title: President

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	News release, dated June 20, 2013
1.2	News release, dated July 4, 2013
1.3	News release, dated July 22, 2013